SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Electronic Arts, Inc.

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_________________________________________________________________________________________________________________________________________________________

July 19, 2021

Dear Electronic Arts shareholders:

We urge you to vote AGAINST the Say on Pay proposal as well as Compensation Committee Members Luis Ubiñas (Chair), Leonard S. Coleman, Jay C. Hoag, and Heidi Ueberroth.

In response to last year’s low Say on Pay vote (74.5% “against” votes) Electronic Arts (EA) made what we view as largely periphery changes to its overall executive compensation program and is now campaigning to boost this year’s vote. After reviewing those changes, we believe that they do not adequately address the “elephant in the room,” namely, the special equity grants to Named Executive Officers (NEOs) that have become too frequent. Also, although granted before last year’s vote outcome,

CEO Andrew Wilson’s equity compensation in fiscal 2021 was substantially increased to a target value of $30 million—a significant “one-time” increase in equity compensation that many shareholders would consider a special award. Shareholders should oppose both the Say on Pay proposal and the reelection of the Compensation Committee members for the following reasons:

  EA’s executive compensation program changes do not adequately address the core issue of too frequent special award grants to NEOs. The only way to hold the Board accountable to its statement that special awards will be used sparingly is a firm commitment from the company over a reasonably lengthy time period. Merely stating “no plans or intentions” to grant special equity awards is simply not enough given EA’s track record.
  Citing retention as a rationale for repeatedly granting special awards is not enough to justify them. Repeatedly granting special equity awards in the name of retention perpetuates a
  “double reward” scenario where special awards end up being granted in any situation, whether stock price performance is strong or weak. In our view, companies must strike a balance between retention and appropriate executive pay and executives should be content with ordinary course equity award levels most of the time, guaranteeing alignment with shareholders’ interest.

Mr. Ubiñas is newly appointed to the Compensation Committee as Chair this year. While he may be new to the Committee, he previously served as the company’s lead independent director and as such was an integral part of the company’s compensation decisions prior to his appointment.

The SOC Investment Group, formerly known as CtW Investment Group, is an EA shareholder and works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of four unions representing more than four million members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are also substantial EA shareholders.

1900 L Street NW, Suite 900, Washington, DC 20036

S O C I N V E S T M E N T G R O U P . C O M

(202) 721-0660

EA’s executive compensation program changes do not address the core issue of special award grants to NEOs that are simply too frequent.

The changes that the company has made to several executive compensation components, including adjustments to its performance-based restricted stock unit (PRSU) program and annual bonus program, increased stock ownership guidelines, and expanded clawback policy, do not address the core issue driving excessive executive pay at the company which, very simply, is the frequency of special award grants to NEOs. In our previous communication with the company (discussed further below), we requested that EA commit to an eight-year moratorium on special award grants to NEOs. The eight-year period represents approximately two long-term incentive performance cycles, given that the average cycle is between three to five years. The company did not offer a response to this request.

The proxy indicates the company’s intent not to grant special equity awards in fiscal 2022, a mere one year period, along with a supplemental filing that states the Board has “no plans or intentions to utilize special equity awards.” EA adds that special awards will be made only in “unique and rare” circumstances, but does not explain what those situations might be, and the board retains total discretion on this point.

We believe that given EA’s history with special awards combined with the shareholder dissatisfaction expressed through a failed Say on Pay vote at the last annual meeting, a longer commitment to not grant special awards is well-justified in this particular case. Specifically, EA NEOs have already received special equity awards in the recent past: Blake Jorgensen and Kenneth Moss both received multi-million dollar special equity awards in both fiscal 2020 and fiscal 2018 and CEO Andrew Wilson received his last special award in fiscal 2018. Given the company’s track record, the company’s “no plans or intentions” statement hardly dispels the concern that the board will find “unique and rare” circumstances to make such awards in the near future.

Retention challenges are not an adequate justification for frequent special equity awards as this line of reasoning can perpetuate a “double reward” scenario.

The company makes three main points of note in support of the Compensation Committee’s decision to grant the increased equity award to Mr. Wilson specifically and senior executives more broadly:

1.	That Mr. Wilson has garnered results for the company, highlighting that since Mr. Wilson became CEO in 2013 EA’s stock price has experienced strong growth from $27.60 to $125.73 on the equity award grant date.
2.	That their senior executives are at risk of being poached by other large technology companies:
“Because we are a global leader in digital interactive entertainment and a pioneer in the gaming industry, our executives, seasoned leaders with deep industry experience and expertise, are prime targets for recruiting from large technology companies that are headquartered in the San Francisco Bay Area, including companies like Alphabet, Apple and Facebook that are expanding their interactive entertainment capabilities, as well as emerging growth companies and mature technology companies.”
3.	That the award was approved and granted prior to the 2020 annual meeting outcome.

While we acknowledge these points, none of them alone or taken together completely mitigate the

Compensation Committee’s actions in this case. For Mr. Wilson’s award in particular, the large grant contradicts the Compensation Committee’s own statements that special awards (which his equity award is) should be used “only in rare circumstances.” A three-year span in between equity awards of this magnitude simply is not “rare” in our view. As we previously stated, Mr. Wilson received a special equity award of similar size in fiscal 2018. Also, the timing of Mr. Wilson’s special equity grant does not fully negate our concerns regarding its size and frequency.

More broadly, we strongly believe that EA executives are already well incentivized through the company’s ordinary course pay program alone (without special awards or “enhanced” “one-time” awards that are much larger than usual) because they already receive significant amounts of annual equity grants that appreciate when the company performs well. Special awards are not needed in most circumstances, and the response to “significant recruiting pressures” cannot be to offer multi-million-dollar special retention equity awards to executives each and every time. The company points out that its stock price has experienced strong growth since 2013 appreciating from $27.60 to $125.73 under Mr.

Wilson’s leadership, an over 4-fold increase. That means Mr. Wilson’s ordinary course equity awards over that same time period, to the extent that are still held, have also appreciated substantially before any special awards are even taken into account.

Further, it is our belief that when shareholders experience a loss in their long-term investment in the company, executives should as well. When a company frequently grants very high equity awards, such as in this case, executives may be insulated from falling stock prices to a greater extent than shareholders because diminished compensation is constantly replenished at outsized levels, which runs counter to the notion that equity pay appropriately aligns the interests of executives with those of shareholders.

Also, constantly citing retention challenges as justification for special award grants fuels a “double reward” problem that has significantly contributed to the rapid increase of executive compensation today. A company can rely on a “retention” rationale regardless of performance: when the stock price is rising, a company can claim that their executives are highly talented and sought after and thus special awards are needed to keep them from taking positions at competitors, but when the stock price is falling, a company can claim that not enough equity is vesting for executives to stay and therefore special equity awards are needed to retain them (even if the executives themselves may have played a large role in the fall of the stock price). In other words, the rationales are that on one end executives will leave to work elsewhere when the stock is performing well because they are not being paid enough, and on other hand executives will leave when the stock is performing poorly because they are not being paid enough. This fuels a never-ending cycle of executive overpay, unnecessarily inflates the market for executive talent, and may unduly reward executives, because these awards are given regardless of circumstance (stock highs or lows).

SOC Investment Group’s history of engagement with EA

We previously voiced concern in a letteri to EA shareholders dated July 8, 2020 regarding the company’s frequency of special award grants. Following the results of the Say on Pay vote at the 2020 annual meeting, where 74% of shareholder voted against the proposal, we met with a member of EA’s Compensation Committee in December 2020. Following EA’s proxy disclosure in June 2021, we sent a letterii to Compensation Committee Chair Luis Ubiñas requesting the company commit to an eight-year halt to special awards.iii

To conclude, by not committing to a longer moratorium on special awards, EA has not addressed the core issue with its executive compensation practices and the cause of majority shareholder opposition to its Say on Pay proposal last year.

It is up to shareholders to take a stand against rationales that allow companies to grant its executives additional “special” equity regardless of performance all in the name of “retention.” Special (or in EA’s case “larger than normal”) awards have become a problematic pay practice that have been overused by large companies and need to be seriously curtailed. Therefore, we urge you to vote AGAINST the Say on Pay proposal and AGAINST Compensation Committee Members Luis Ubiñas (Chair), Leonard S. Coleman, Jay C. Hoag, and Heidi Ueberroth.

Please contact my colleague Michael Varner, Director of Executive Compensation Research, at michael.varner@ctwinvestmentgroup.com with any questions.

i CtW Investment Group letter to Shareholders. July 8, 2020. Available at: https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/5f05d180bcfc3e26099fb59b/1594216834451/EA+Vote +No+2020+-+FINAL.pdf

ii SOC Investment Group letter to Director Ubinas. July 1, 2021. Available at: https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/60ddf534cc0972060d020e98/1625158965995/EA+Dem and+Letter+2021+-+FINAL.pdf

iii You may have received a communication from the company stating erroneously that SOC Investment Group is not a shareholder and that our views on compensation “are not aligned with the views of the majority” of EA shareholders. We pointed out these misstatements to the company, which posted a revised communication deleting these statements.